

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3030

February 3, 2017

<u>Via E-mail</u>
Xiaofeng Peng
Chairman and Chief Executive Officer
SPI Energy Co., Ltd.
7F/A Block, 1st Building, Jinqi Plaza
Suite 2703, 27/F, China Resources Building
26 Harbour Road, Wan Chai
Hong Kong SAR, China

> **Re: SPI Energy Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed May 17, 2016**
> **File No. 001-37678**

Dear Mr. Peng:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ Martin James
>
> Martin James
> Senior Assistant Chief Accountant
> Office of Electronics and Machinery